Exhibit 99.1

Tiziana Life Sciences CEO Discusses COVID-19 Trial Data in Exclusive Interview

NEW YORK and LONDON – February 3, 2021 (GLOBE NEWSWIRE) – Tiziana Life Sciences plc (NASDAQ:TLSA/LSE:TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases, today announced an interview with Dr. Kunwar Shailubhai, CEO and CSO, is now available.

In the exclusive interview, Dr. Shailubhai discusses the positive effect of nasally administered Foralumab in COVID-19 mediated pulmonary and systemic inflammation and its potential related to newly identified COVID-19 variants in UK, South Africa, and Brazil. Dr. Shailubhai also comments on the nearly 2x improvement shown in CT scans of the lungs of patients treated with Foralumab as compared to those in the control group.

COVID-19 enters through the nasal and respiratory passage, accordingly the proprietary nasal formulation and nasal delivery of Foralumab to modulate immunity is expected to delay progression of the disease and to provide immediate relief to COVID-19 patients.

To watch Dr. Shailubhai’s interview now, click here.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc	+44 (0)20 7495 2379

Gabriele Cerrone, Chairman and founder

U.S. Investor Contact:

RedChip Companies, Inc.
Dave Gentry
407-491-4498
dave@redchip.com